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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)*


                        TUCKER DRILLIKNG COMPANY, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 898662-10-2
         ------------------------------------------------------------
                                (CUSIP Number)



Larry J. Tucker, 2839 River Valley Lane, San Angelo, Texas 76904  (915) 944-0308
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                July 30, 1996
         ------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

CUSIP NO. 898652-10-2                                      PAGE    OF   PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Larry J. Tucker             S.S. ####-##-####
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
      N/A
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 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


      N/A
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States Citizen
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     70,400
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     70,400
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      116,732
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


      N/A
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      5.50%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.



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ITEM 1.  Security and Issuer.

         This Amended Statement on Schedule 13D relates to shares of Common Stock par value $.01 per share (the "Common Stock") of Tucker Drilling Company, Inc. (the "Issuer"), a Delaware corporation having its principal executive office located at 14 East Beauregard, P.O. Box 1876, San Angelo, Texas 76902.

ITEM 5.  Interest in Securities of the Issuer.

         As reported in the Issuer's Form 10-KSB for the fiscal year ended March 31, 1996, Larry J. Tucker ("Mr. Tucker"), as of May 24, 1996, beneficially owned an aggregate of 116,732 shares of the Common Stock of the Issuer, including 20,000 shares issuable upon exercise of options granted by the Issuer. Pursuant to that certain Agreement and Plan of Merger among Patterson Energy, Inc., Patterson Drilling Company and Tucker Drilling Company, Inc., dated as of April 22, 1996 and as amended on May 16, 1996 (the "Merger Agreement"), which closed on July 30, 1996, Mr. Tucker, his wife and his son received .74 shares of Patterson Energy, Inc. common stock (the "Patterson Stock") for each share of Common Stock of the Issuer beneficially owned by Mr. Tucker. Mr. Tucker received 12,580 options to purchase 12,580 shares of the Patterson Stock for $7.77 per share and 2,220 options to purchase 2,220 shares of the Patterson Stock for $8.28 per share in exchange for all of Mr. Tucker's options to purchase Common Stock of the Issuer. As of 5:00 p.m. central standard time on July 30, 1996, Mr. Tucker ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

ITEM 7.  Material to be filed as Exhibits.

         Exhibit 10.1 -- The Merger Agreement is incorporated by reference to Annex I of the Form S-4 filed by Patterson Energy, Inc. on June 17, 1996.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        August 9, 1996


                                        /s/ Larry J. Tucker
                                        -----------------------------------
                                        (Signature)


                                        Larry J. Tucker
                                        -----------------------------------
                                        (Name)